

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Tidjane Thiam
Group Chief Executive
Prudential PLC
Laurence Pountney Hill
London, EC4R 0HH, England

> **Re:** **Prudential PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 22, 2010**
> **File Number: 001-15040**

Dear Mr. Thiam:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief